FORM 51-102F3
MATERIAL CHANGE REPORT

1.   Name and Address of Company

      Envoy Capital Group Inc. ("Envoy" or the "Corporation")
      30 St. Patrick Street Ste. 301
      Toronto, Ontario
      M5T 3A3

2.   Date of Material Change

      October 31, 2011

3.   News Release

      A press release was disseminated on October 31, 2011 by Marketwire.

4.   Summary of Material Change

      See press release attached as Schedule A

5.   Full Description of Material Change

      See press release attached as Schedule A

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

      N/A

7.   Omitted Information

      N/A

8.   Executive Officer

      For further information please contact Robert Pollock, President and Chief Executive Officer
      at (416) 619-3166

9.   Date of Report

      October 31, 2011

SCHEDULE A

ENVOY CAPITAL GROUP INC. ANNOUNCES
THE APPOINTMENT OF A NEW DIRECTOR

TORONTO, ONTARIO - October 31, 2011 − Envoy Capital Group Inc. (NASDAQ: ECGI; TSX:ECG) (the "Company") is pleased to announce the appointment of Joseph Rus as a director of the Company. Mr Rus has over 35 years of experience in management and strategic development of pharmaceutical companies in North America, Europe and emerging markets.

Mr. Rus began his career in 1972 in Canada with Warner Lambert rising rapidly in positions of Sales Management, Marketing, Operations, Clinical Research and Business Development. Between 1985 and 1998, he assumed positions of increasing responsibility with Hoffman-la Roche, including Country Management from the Roche Headquarters in Basle, Switzerland. Under his leadership, Germany, Italy, Greece, Portugal and later Canada delivered significant profitability levels to Roche on revenue of $1.5 billion.

Mr. Rus joined Shire Pharmaceuticals in 1999 charged with establishing Shire's European foothold. This was accomplished in 2000, with the acquisition of profitable companies in Germany, Italy, France and Spain. After the acquisition of Roberts Pharmaceuticals, he returned to Canada to manage the Canadian Operation. Subsequent to the Biochem acquisition, Mr. Rus moved to Montreal as President and CEO of Shire-Biochem in 2001. In 2002, Mr. Rus returned to the U.K. as head of Shire's International Operations (all countries except USA). Since that time, Mr. Rus also served on Shire's Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan.

Additionally, Shire's Royalty Revenue Investment Portfolio and Intellectual Property Transition were managed out of their Dublin, Ireland Offices, under Mr. Rus's leadership.

"We are very pleased with the addition of Joseph Rus to the board of directors. He has a successful and proven track record in building pharmaceutical businesses and will provide valuable guidance to the management thru the merger process with Merus Labs International Inc. as well as providing strategic leadership for the growth of Merus Labs in the near future." said Robert Pollock, President of Envoy Capital Group. Upon completion of the proposed merger of the Company and Merus Labs, Mr. Rus will continue as a director.

For further information, please contact:

Envoy Capital Group Inc.
Contact: Robert Pollock
Tel: 416.619.3166

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company's equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company's page on SEDAR at www.sedar.com.